Exhibit 1
Noah Education Announces Unaudited Fourth Quarter and
Full Fiscal Year 2010 Financial Results
SHENZHEN, CHINA — August 30, 2010 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of supplemental education products and services in China, today announced its unaudited financial results for the fourth quarter and full fiscal year ended June 30, 2010.
Fourth Quarter Fiscal 2010 Financial Highlights
•	Net revenue for the quarter decreased by 71.9% to RMB33.5 million (US$4.9 million), compared with RMB119.1 million in the fourth quarter of fiscal 2009
•	Gross loss was RMB3.8 million (US$0.5 million), compared with gross profit of RMB61.5 million in the fourth quarter of fiscal 2009
•	Operating loss was RMB89.4 million (US$13.2 million), compared with operating income RMB9.8 million in the fourth quarter of fiscal 2009
•	Net loss was RMB83.5 million (US$12.3 million), compared with net income of RMB17.9 million in the fourth quarter of fiscal 2009
•
Basic and diluted loss per share were RMB2.19 (US$0.32) and RMB2.15 (US$0.32) respectively, compared with basic and diluted earnings per share of RMB0.50 for the fourth quarter of fiscal 2009. Non-GAAP basic and diluted loss per share, excluding share-based compensation expense, were RMB2.13 (US$0.31) and RMB2.09 (US$0.31) respectively, compared with basic and diluted earnings per share of RMB0.57 for the fourth quarter of fiscal 2009

Full Fiscal Year 2010 Financial Highlights
•	Net revenue for fiscal year 2010 increased by 1.4% to RMB680.3 million (US$100.3 million), compared with RMB671.1 million in fiscal 2009
•	Gross profit decreased by 9.6% to RMB311.5 million (US$45.9 million), representing a gross margin of 45.8%, compared with gross profit of RMB344.7 million, or a gross margin of 51.4%, in fiscal 2009
•	Operating loss was RMB13.9 million (US$2.0 million), compared with operating income of RMB64.7 million in fiscal 2009
•	Net income decreased by 94.2% to RMB5.7 million (US$0.8 million), compared with RMB97.0 million in fiscal 2009
•
Basic and diluted earnings per share were RMB0.15 (US$0.02) and RMB0.14 (US$0.02) respectively, compared with basic and diluted earnings per share of RMB2.66 and RMB2.62 respectively in fiscal 2009. Non-GAAP basic and diluted earnings per share, excluding share-based compensation expense and the change in the fair value of warrants, were RMB0.42 (US$0.06) and RMB0.41 (US$0.06), compared with RMB2.73 basic and RMB2.71 diluted share in fiscal 2009

Key Strategic Development — Completion of Acquisition of Wentai Education
The Transaction
On August 30, 2010, Noah completed its acquisition of a 70% interest in Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services in China, pursuant to the terms of a definitive agreement entered into on March 15, 2010. The total consideration of RMB126 million is funded by the Company’s current cash reserve. Of the RMB126 million, RMB90 million will be used to fuel expansion plans. Wentai Education’s management team will retain 30% ownership of the business. Wentai Education recorded revenue of approximately RMB49 million in 2009, and Noah currently expects the newly acquired business to generate RMB53-56 million on a pro-forma basis in Noah’s fiscal year 2011, excluding additional growth from potential new schools brought under Wentai management. Wentai Education will serve as an attractive platform for Noah to test its new content and devices. Additionally, the bilingual nature of the schools is an ideal complement to Noah’s Little New Star (LNS) tutoring centers, and paves the way for international partnership opportunities. Wentai Education’s experienced staff and management team will remain with the Company in order to help drive the expansion of the Wentai Education business.
About Wentai Education
Founded in 2002, Wentai Education specializes in operating and managing schools for students aged 3-18, with the goal of providing high-end, top-quality education. Wentai Education’s management team implements a rigorous, well-structured curriculum at each of its schools to provide students with a profound and comprehensive understanding of the subject matter. Wentai Education currently manages six kindergartens and four primary schools in five cities in Guangdong Province: Guangzhou, Foshan, Shenzhen, Dongguan and Huizhou. All of its schools are bilingual, with Chinese and English as the teaching mediums. Recognized as top-tier in their respective cities for quality of education, Wentai Education has a total student enrollment of over 5,000, and faculty and staff numbering approximately 580. In addition, the schools are able to provide enrichment programs, summer camps and before- and after-school programs.
Commenting on the results, Mr. Xu Dong, Noah’s Chairman and Chief Executive Officer, said, “During the final quarter of fiscal year 2010 we encountered significant disruptions to our distribution capability and capacity as we sought to realign our distributors. Although these challenges, as well as an increasingly tough competitive environment, adversely impacted the sales of our ELP products and overall financial results in the fiscal fourth quarter, we continue to believe that this strategic decision will ultimately help maximize revenue opportunities by increasing penetration in our target markets and enhancing our geographical reach. To strengthen our network we have recently commenced monthly meetings in which our distributors can voice their concerns and provide us with suggestions to help us improve our products, sales lines, and working relationships. As a result of these relationship building efforts, we are pleased to report that the majority of our legacy distributors continue to deploy our products. Although we do anticipate a latency period through the end of calendar year 2010 as new distributors evaluate the success of Noah’s devices within their overall product lineup, we are confident that the relationship building steps we are exercising will allow us to effectively stabilize our network of distributors and restore our sales channels.

“For the first half of fiscal 2011, we will focus our efforts on reducing our accounts receivable and inventory to healthy levels so that in the following quarters we may then resume ELP growth through new product sales. As we work through this transitional period on the sales front, we will strive to reduce our cost base by appropriately aligning our sales and marketing, back office, administrative, production, and research spending and staff headcount with our current performance. We anticipate these initiatives will allow us to realize an approximate RMB20 million in cost savings over the course of fiscal 2011, which will help support our bottom line.
“As we actively work to address the disruptions in our core business, we are encouraged by the strong performance of our education services business and believe it will fuel much of our growth going forward. Little New Star exceeded our guidance for both the fourth quarter and full year of fiscal 2010 and continues to demonstrate attractive growth potential as it further expands its directly-owned and franchised school network, and as the Dudu Happy Reading Program gains traction. We are also very pleased to have finalized our acquisition of Wentai Education, which further extends our footprint within China’s growing, yet fragmented education services industry. The acquisition not only underscores our ability to execute on one of our key growth initiatives, but its potential synergies with both our core Electronic Learning Products business and Little New Star (LNS) make it an important strategic move. We look forward to working in close collaboration with Wentai Education’s experienced staff and management team whose industry knowledge and expertise will help drive the expansion of this business. We are confident this acquisition will provide us with a solid stream of recurring revenue, and that the high margin nature of this business will also help drive profit growth.
“As we head into our peak season, we anticipate the measures we have implemented to contribute to the stabilization of our ELP business and the restoration of our distribution network, with our expanding presence in the education services space to be a primary catalyst for our growth in the coming quarters.”
Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results
Net Revenue. Net revenue for the fourth quarter of fiscal 2010 was RMB33.5 million (US$4.9 million). This represented a decrease of 71.9% compared with net revenue of RMB119.1 million for the fourth quarter of fiscal 2009. The decline in net revenue from Noah’s preliminary estimate of RMB55.6 million, which was provided on July 26, 2010, mostly stemmed from the return of ELP devices as new distributors gained a better understanding of customer demand and adjusted order levels accordingly. Net revenue from Noah’s traditional ELP business was RMB23.2 million (US$3.4 million), compared to the Company’s previously issued guidance of RMB121 million to RMB126 million, representing a decrease of 80.5% from the same period last fiscal year. Net revenue from the LNS business was RMB10.3 million (US$1.5 million), against the Company’s guidance of RMB8 to RMB9 million.

For the fiscal year 2010, net revenue was RMB680.3 million (US$100.3 million), up 1.4% from RMB671.1 million in fiscal year 2009. For the full fiscal year, net revenue from the traditional ELP business was RMB640.4 million (US$94.4 million), representing a decrease of 4.6% from fiscal 2009. Net revenue from the LNS business was RMB39.9 million (US$5.9 million).
The following tables provide a breakdown of sales volume and net revenue for Noah’s traditional ELP business in the fourth quarter and fiscal year 2010:

	Volume			Net Revenue (RMB ‘MM)
Noah	Q4 10	Q4 09	Inc/(Dec)	Q4 10	Q4 09	Inc/(Dec)
DLD	4,279	72,965	-94.1%	0.08	53.6	-99.9%
KLD	10,681	69,968	-84.7%	4.0	33.0	-87.9%
E-dictionary	95,269	159,092	-40.1%	18.9	31.6	-40.2%
Others	—	—	—	0.2	0.9	-77.7%

Total	110,229	302,025	-63.5%	23.2	119.1	-80.5%

	Volume			Net Revenue (RMB ‘MM)
Noah	FY 10	FY 09	Inc/(Dec)	FY 10	FY 09	Inc/(Dec)
DLD	337,071	506,017	-33.4%	238.8	380.1	-37.2%
KLD	563,986	376,324	49.9%	278.7	156.4	78.2%
E-dictionary	567,737	720,119	-21.2%	121.6	128.2	-5.1%
Others	—	—	—	1.3	6.4	-79.7%

Total	1,468,794	1,602,460	-8.3%	640.4	671.1	-4.6%

Cost of revenue. Cost of revenue for the fourth quarter of fiscal 2010 was RMB37.3 million (US$5.5 million), representing a decrease of 35.5% from RMB57.6 million in the fourth quarter 2009. For fiscal year 2010, cost of revenue was RMB368.8 million (US$54.3 million), up 13.0% from RMB326.4 million in fiscal 2009. The decrease in cost of revenue for the fourth fiscal quarter 2010 was mainly due to decline in sales within the ELP business. For fiscal year 2010, excluding cost of revenue from LNS business of RMB18.5 million (US$2.7 million), which was not present in fiscal 2009, cost of revenue from the Company’s ELP business increased by 7.3%, primarily due to an increase in raw material cost, a write-down charge for obsolete inventory, and an increase in copyright licensing fee.
Gross Profit/loss and Gross Margin. Gross loss in the fourth quarter of fiscal 2010 was RMB3.8 million (US$0.5 million), compared with gross profit of RMB61.5 million in the fourth quarter of fiscal 2009.
Gross profit for fiscal year 2010 decreased to RMB311.5 million (US$45.9 million), from RMB344.7 million in fiscal 2009. The gross margin for fiscal year 2010 was 45.8% as compared with 51.4% in 2009. The decrease in gross profit margin was primarily due to a shift in Noah’s product mix towards KLD products during fiscal 2010.

Operating Expenses. Total operating expenses for the fourth quarter of fiscal 2010 were RMB87.8 million (US$13.0 million), representing an increase of 43.0% from RMB61.4 million in the fourth quarter 2009. Total operating expenses for fiscal 2010 were RMB367.0 million (US$54.1 million), representing an increase of 12.7% from RMB325.7 million in fiscal year 2009. These increases were mainly due to rises in general and administrative expenses, sales and marketing expenses, and other expenses.
Research and development (R&D) expenses for the fourth quarter of fiscal 2010 were RMB12.9 million (US$1.9 million), representing a 3.7% decrease from RMB13.4 million in the fourth quarter of fiscal 2009. Total R&D expenses includes RMB0.44 million (US$0.06 million) from LNS. Excluding expenses generated from LNS, R&D expenses from ELP business decreased RMB0.9 million (US$0.1 million). Total decrease was mainly attributable to a decrease in third party software development cost, new product modeling, and office rental.
For fiscal 2010, R&D expenses were RMB52.7 million (US$7.8 million), representing a slight decrease of 6.3% from RMB56.3 million in fiscal 2009. The decrease in R&D expenses for fiscal 2010 was mainly attributable to a decline in third party content and software development cost.
Sales and marketing (S&M) expenses for the fourth quarter of fiscal 2010 were RMB36.9 million (US$5.4 million), up 6.8% from RMB34.5 million of the fourth quarter of fiscal 2009. The increase in S&M expenses includes a RMB1.0 million (US$0.1 million) from LNS and a RMB1.4 million (US$0.2 million) increase from the ELP business, which was mainly due to increase in staff cost, shipping expense, travel expenses, rental expenses, which was offset by a decrease in promotional expenses.
For fiscal year 2010, S&M expenses were RMB219.5 million (US$32.4 million), up 4.2% from RMB210.7 million in the previous fiscal year. The increase in S&M expenses includes a RMB3.4 million (US$0.5 million) from LNS and a RMB5.4 million (US$0.8 million) increase from the ELP business, which was mainly due to an increase in expenses relating to products upgrading, promotional expense, and travel expenses which was offset by a decrease in staff cost and entertainment expenses.
General and administrative (G&A) expenses for the fourth quarter of fiscal 2010 were RMB35.6 million (US$5.2 million), up 163.7% from RMB13.5 million in the fourth quarter of fiscal 2009. The increase in G&A expenses in the fourth quarter mainly attributable to RMB1.8 million (US$0.3 million) from LNS and RMB20.2 million (US$3.0 million) from the ELP business, which was mainly due to an increase in bad debt provision of RMB17.2 million (US$2.5 million), an increase in staff cost of RMB1.1 million (US$0.2 million), and an increase in real estate tax of RMB0.9 million (US$0.1 million).

For fiscal year 2010, G&A expenses were RMB91.8 million (US$13.5 million), up 56.9% from RMB58.5 million in fiscal 2009. The increase in G&A expenses for fiscal 2010 includes RMB7.2 million (US$1.1 million) from LNS and an increase of RMB26.2 million (US$3.9 million)from the ELP business, which mainly includes an increase in bad debt provision of RMB13.4 million (US$2.0 million), an increase in staff cost of RMB4.7 million (US$0.7 million), depreciation cost of RMB3.6 million (US$0.5 million), and an increase in professional fees of RMB2.3 million (US$0.3 million) relating to the Company’s merger and acquisition initiatives, an increase in real estate tax of RMB0.9 million (US$0.1 million) and other business tax of RMB0.7 million (US$0.1 million).
Income (Loss) from Operations. Operating loss for the fourth quarter of fiscal 2010 was RMB89.4 million (US$13.2 million), compared to an operating income of RMB9.8 million in the fourth quarter of fiscal 2009. For the fiscal year ended June 30, 2010, operating loss was RMB13.9 million (US$2.0 million), as compared to operating income of RMB64.7 million in the previous fiscal year.
Other Income, net. Interest income was RMB1.4 million (US$0.2 million) in the fourth quarter of fiscal 2010, compared to RMB2.5 million in fourth quarter of fiscal 2009. Investment income was RMB0.9 million (US$0.1 million) in the fourth quarter of fiscal 2010, compared with RMB3.5 million in the fourth quarter of fiscal 2009. Other non-operating income was RMB4.3 million (US$0.6 million) in the fourth quarter of fiscal 2010, compared with RMB1.9 million in the fourth quarter of fiscal 2009. Other non-operating income includes RMB3.9 million (US$0.6 million) foreign exchange gain in the fourth quarter of fiscal 2010, consisting primarily of realized exchange gains due to the impact of US dollar depreciation on intercompany loans.
For fiscal year 2010, interest income was RMB9.1 million (US$1.3 million), compared with RMB5.3 million in fiscal 2009. Investment income was RMB2.8 million (US$0.4 million) in fiscal 2010 compared with RMB15.3 million in fiscal 2009. Other non-operating income was RMB6.0 million (US$0.9 million) in fiscal 2010, compared with RMB6.2 million in fiscal 2009. In fiscal year 2009, the Company also had an RMB5.8 million derivative gain on warrant. The warrant expired in April 2009.
Net Income. The Company reported a net loss of RMB83.6 million (US$12.3 million), or RMB2.19 (US$0.32) and RMB2.15 (US$0.32) loss per basic and diluted share, respectively, for the fourth quarter of fiscal 2010. This compares with net income of RMB17.9 million, or RMB0.50 per basic and diluted share, for the fourth quarter of fiscal 2009.
Net loss excluding share-based compensation expenses (non-GAAP) for the fourth quarter ended June 30, 2010 was RMB81.0 million (US$11.9 million), or RMB2.13 (US$0.31) and RMB2.09 (US$0.31) loss per basic and diluted share, respectively.
Net income for the fiscal year ended June 30, 2010 was RMB5.7 million (US$0.8 million), a 94.2% decrease from RMB97.0 million in the fiscal year ended June 30, 2009.
For fiscal year 2010, basic and diluted earnings per share amounted to RMB0.15 (US$0.02) and RMB0.14 (US$0.02), respectively, compared to RMB2.66 and RMB2.62 per basic and diluted share, respectively for fiscal year 2009.

Basic and diluted earnings per share, excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP), were RMB0.42 (US$0.06) and RMB0.41 (US$0.06), respectively, compared to RMB2.73 and RMB2.71 per basic and diluted share, respectively, for fiscal 2009.
Liquidity. As of June 30, 2010, Noah had cash, cash equivalents, short-term bank deposits and short-term investments of RMB572.2 million (US$84.4 million). This compares with cash, cash equivalents and short-term investments of RMB714.0 million as of March 31, 2010.
Business and Operational Highlights
Electronic Learning Products (ELP) — In the fourth quarter of fiscal 2010, ELP sales were adversely impacted by the disruptions to Noah’s distribution network and intensified competition. The Company will release a new student notebook targeting the higher-end segment in the first quarter of fiscal 2011 in order to meet increased demand during the peak season. To help stabilize DLD revenue levels going forward, the Company will continue to employ a heavily customer-focused development approach in order to introduce products that are aligned with the preferences of its target customer base. Noah does not plan to introduce any new KLD models in the first half of fiscal 2011 given its flagship NE350 remains one of the most competitive products in the market. The Company’s partnership with Franklin Electronic Publishers led to an increase in ODM contracts in the fourth quarter fiscal 2010, which helped mitigate overall decline from E-dictionaries in the quarter.
Distribution channel update — During the fourth quarter of fiscal 2010, Noah encountered disruptions in the implementation of the Company’s channel realignment initiative and, in particular, its efforts to introduce new distributors. The disruptions arose from the absence of sufficient measures to ensure adequate distribution capability and capacity during the process. The strategic realignment of its channel distribution network is intended to increase penetration in the Company’s target markets, enhance geographical reach, and maximize revenue opportunities. Noah is now focusing on maintaining the effectiveness of its distribution network, while simultaneously working with selected new distributors to expand and optimize its network. To maintain relationships with both new and existing distributors, the Company will now offer monthly meetings, which serve as a platform for idea generation and allow Noah’s management team to understand and address distributors’ issues and concerns. Noah has successfully retained a working relationship with most of its legacy distributors and added new distributors to help penetrate its targeted market segments. As many of these new distributors evaluate the role and importance of Noah’s devices within their product portfolio in the coming quarters, the Company will aim to achieve a high retention rate by fostering strong relationships with new distributors.
Education Services — LNS. LNS added 39 franchise schools in the fourth fiscal quarter of 2010, bringing the total number of franchised schools added in fiscal 2010 to 118. Noah plans to continue to grow the LNS school network by further expanding the number of franchised schools. The Dudu Happy Reading (DHR) program is progressing well, with additional schools in China exhibiting interest in rolling out the program.

Franklin Electronic Publishers. In February 2010, Noah completed its strategic investment to acquire an approximately 21% interest on a diluted basis in Franklin Electronic Publishers. The partnership has thus far helped drive revenue growth in Noah’s ODM business. The investment in Franklin will also afford Noah access to its extensive distribution channels, and Noah will gain exclusive sponsorship of Franklin’s Global SpellEvent in China. Additionally, the relationship will serve as a platform for R&D collaboration.
Cost cutting As Noah implements steps to aid in the recovery of its ELP business, it will also introduce initiatives to reduce operational spending and support its bottom line. The Company will institute tighter cost controls and select headcount reductions across various departments, including sales and marketing, back office administration, production, and research. Noah will also evaluate its current marketing campaigns to ensure that advertising spending is reaching the target end markets and effectively driving product sales. Noah expects to achieve RMB20 million in cost savings in fiscal year 2011 through these initiatives.
Share Repurchase Program
In May 2010, the Company’s Board of Directors authorized a share repurchase program. Under the plan, Noah may purchase up to US$10 million of ADSs over the course of the next 12 months, as permitted under the open trading window. As of June 30, 2010, Noah had repurchased 737,900 ADSs on the open market, representing a consideration of US$3.0 million. This program reflects Noah’s confidence in its long-term growth prospects and its belief that its ADSs are undervalued at current levels.
In February 2010, under the authorization from Board of Directors, the Company also bought back 656,400 ADSs through a block trade from Lehman Brothers Commercial Corporation Asia Limited, its affiliates, and its liquidators.
Financial Outlook for First Quarter of Fiscal Year 2011
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB123 million (US$18.1 million) to RMB129 million (US$19.0 million) for the first quarter of fiscal 2011, which includes RMB102.5 million to RMB106.5 million from the traditional ELP business, RMB12.5 million to RMB13.5 million from the LNS business and RMB 8 million to 9 million from Wentai Education (August 30 — September 30, 2010). Basic loss per share in the first quarter of fiscal 2011 is expected to be in the range of RMB0.32 (US$0.05) to RMB0.38 (US$0.06).
This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call
Noah’s senior management will host a conference call at 8:00 a.m. (Eastern) / 5:00 a.m. (Pacific) / 8:00 p.m. (China) on Tuesday, August 31, 2010 to discuss its fourth quarter and fiscal year 2010 financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll
United States	1.866.825.1709	1.617.213.8060
China — South	China Telecom — 10 800 130 0399 China Netcom — 10 800 852 1490
— North	China Telecom — 10 800 152 1490
Hong Kong	800 96 3844
International		1.617.213.8060
Passcode	“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until September 7, 2010 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	49772260
A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Statement Regarding Unaudited Financial Information
The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2010 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, English training services for children and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides English training service for children under the brand Little New Star in its directly-owned training centers and franchised training centers throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
For further information, please contact:

Investor Contact:	Investor Relations (US):
Jerry He	Kelly Gawlik
Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
—FINANCIAL TABLES FOLLOW—

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three Months Ended			Twelve Months Ended
	June 30			June 30
	2009	2010		2009	2010
	(Unaudited)	(Unaudited)		(Audited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	119,130,742	33,522,273	4,943,194	671,145,679	680,287,877	100,315,251
Cost of revenue	(57,624,581)	(37,303,151)	(5,550,723)	(326,400,700)	(368,753,623)	(54,376,410)

Gross profit (loss)	61,506,160	(3,780,878)	(535,409)	344,744,979	311,534,254	45,938,842
Research & development expenses	(13,375,829)	(12,917,556)	(1,904,823)	(56,301,924)	(52,731,069)	(7,775,724)
Sales & marketing expenses	(34,504,340)	(36,854,178)	(5,434,517)	(210,692,882)	(219,494,698)	(32,366,689)
General and administrative expenses	(13,549,669)	(35,556,553)	(5,243,169)	(58,498,799)	(91,774,452)	(13,533,061)
Other expenses	(15,907)	(2,451,472)	(361,494)	(158,466)	(3,028,248)	(446,546)

Total operating expenses	(61,445,746)	(87,779,759)	(12,944,003)	(325,652,071)	(367,028,468)	(54,122,018)

Other operating income	9,735,007	2,179,597	321,403	45,575,781	41,629,196	6,138,641

Operating income (loss)	9,795,421	(89,381,039)	(13,180,128)	64,668,689	(13,865,018)	(2,044,536)
Derivative gain (loss)	0	0	0	5,807,511	0	0
Interest income	2,502,650	1,419,771	209,359	5,307,899	9,134,152	1,346,922
Investment income	3,546,450	907,099	133,761	15,257,412	2,823,770	416,393
Other Non-Operating income	1,925,187	4,253,625	627,240	6,203,615	5,962,348	879,208

Income before income taxes	17,769,708	(82,800,545)	(12,209,768)	97,245,126	4,055,252	597,988
Income tax (expenses) credit	178,095	(753,926)	(111,174)	(254,883)	1,604,572	236,610

Net income (loss)	17,947,803	(83,554,471)	(12,320,942)	96,990,243	5,659,824	834,598

Net income (loss) per share
Basic	0.50	(2.19)	(0.32)	2.66	0.15	0.02
Diluted	0.50	(2.15)	(0.32)	2.62	0.14	0.02

Weighted average ordinary shares outstanding
Basic	35,693,062	38,122,632	38,122,632	36,446,790	38,327,047	38,327,047
Diluted	35,947,165	38,855,771	38,855,771	37,069,492	39,201,389	39,201,389

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	March 31	June 30
	2010	2010
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	688,254,341	506,727,524	74,722,042
Short-tem deposit	20,000,000	60,000,000	8,847,600
Investments	5,780,288	5,493,179	810,024
Accounts receivables, net of allowance	374,271,537	318,776,507	47,006,784
Related party receivables	506,326	437,203	64,470
Inventories	109,161,307	148,738,236	21,932,941
Prepaid expenses, and other current assets	54,194,572	69,754,383	10,285,981
Deferred tax asset — current	1,037,683	131,362	19,371

Total current assets	1,253,206,054	1,110,058,395	163,689,213
Property, plant and equipment, net	141,786,674	144,249,822	21,271,079
Intangible assets, net	29,422,149	29,126,595	4,295,008
Goodwill	56,597,146	56,597,146	8,345,815
Deferred tax asset	2,058,180	2,058,180	303,499
Investments in available for sale securities	30,310,572	29,875,955	4,405,508
Deposit for investment		4,200,000	619,332

Total assets	1,513,380,775	1,376,166,093	202,929,454

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	88,266,756	79,128,081	11,668,227
Other payables, accruals	79,252,952	55,019,736	8,113,210
Advances from customers	7,969,776	9,804,405	1,445,758
Income taxes payable	829,413	329,152	48,537
Deferred revenues	5,616,191	5,517,159	813,560

Total current liabilities	181,935,088	149,798,533	22,089,292
Consideration payable	0	0	0
Deferred revenues	6,536,626	6,677,960	984,732
Deferred tax liabilities	2,352,672	2,666,030	393,133

Total non-current liabilities	8,889,299	9,343,990	1,377,865

Total liabilities	190,824,387	159,142,523	23,467,157

Shareholders’ Equity
Ordinary shares	15,433	15,196	2,241
Additional paid-in capital	1,066,821,907	1,049,366,056	154,739,520
Accumulated other comprehensive loss	(94,259,242)	(98,346,885)	(14,502,232)
Accumulated unrealized holding gains	9,829,872	9,395,254	1,385,424
Retained earnings	340,148,421	256,593,949	37,837,344

Total shareholders’ equity	1,322,556,391	1,217,023,570	179,462,297

Total liabilities and shareholders’ equity	1,513,380,778	1,376,166,093	202,929,454

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three Months Ended					Twelve Months Ended
	June 30					June 30
	2009		2010			2009		2010
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
		% of			% of		% of			% of
	RMB	Rev	RMB	USD	Rev	RMB	Rev	RMB	USD	Rev

GAAP net revenue	119,130,742	100.0%	33,522,273	4,943,194	100.0%	671,145,679	100.0%	680,287,877	100,315,251	100.0%

GAAP gross profit	61,506,160	51.6%	(3,780,878)	(557,528)	-11.3%	344,744,979	51.4%	311,534,254	45,938,842	45.8%
Share-based compensation	83,553	0.1%	76,361	11,260	0.2%	240,079	0.0%	295,940	43,639	0.0%

Non-GAAP gross profit	61,589,713	51.7%	(3,704,517)	(546,268)	-11.1%	344,985,058	51.4%	311,830,194	45,982,481	45.8%

GAAP operating income	9,795,421	8.2%	(89,381,039)	(13,180,128)	-266.6%	64,668,689	9.6%	(13,865,018)	(2,044,536)	-2.0%
Share-based compensation	2,472,762	2.1%	2,524,465	372,258	7.5%	8,173,462	1.2%	10,395,821	1,532,968	1.5%

Non-GAAP operating income	12,268,183	10.3%	(86,856,575)	(12,807,870)	-259.1%	72,842,151	10.9%	(3,469,197)	(511,568)	-0.5%

GAAP net income	17,947,803	15.1%	(83,554,471)	(12,320,942)	249.3%	96,990,243	14.5%	5,659,824	834,598	0.8%
Share-based compensation	2,472,762	2.1%	2,524,465	372,258	7.5%	8,173,462	1.2%	10,395,821	1,532,968	1.5%
Change in the fair value of warrants	0	0.0%	0	0	0.0%	(5,807,511)	0.9%	0	0	0.0%

Non-GAAP net income	20,420,565	17.1%	(81,030,006)	(11,948,684)	-241.7%	99,356,194	14.8%	16,055,645	2,367,566	2.4%

GAAP net income per share
Basic	0.50		(2.19)	(0.32)		2.66		0.15	0.02
Diluted	0.50		(2.15)	(0.32)		2.62		0.14	0.02

Non-GAAP net income per share
Basic	0.57		(2.13)	(0.31)		2.73		0.42	0.06
Diluted	0.57		(2.09)	(0.31)		2.71		0.41	0.06